Kari Gran Inc.

kari gran

ANNUAL REPORT

1735 Westlake Ave. N. Suite 110

Seattle, WA 98109

0

karigran.com

This Annual Report is dated April 28, 2022.

BUSINESS

Kari Gran Inc. ("Kari Gran" or the "Company") is a C-corporation organized under the laws of the State of Delaware. The company manufactures and sells all-natural skincare, lip, and make-up products. The company's business model is focused on direct sales to customers with approximately 75% of sales going through its own website. In addition, the Company is developing a growing business through Amazon, along with a network of department stores, independent clean-beauty retailers, and small salons and spas.

Kari Gran is a vertically integrated company. Ingredients are sourced directly from growers and distributors of natural plant-based products; formulated and bottled in our laboratory in Seattle, and shipped by the company directly to consumers and wholesalers.

The Company was a pioneer in the early years of the clean-beauty industry, and enjoys a unique market position focused on a large and underserved segment of the population; women over-40 seeking a simple and clean solution to dry skin due to aging and menopause.

Kari Gran Inc. was initially organized as Wheels Up LLC, a Washington limited liability company on January 20, 2011, and converted to a Delaware corporation on September 27, 2018.

The Company does not possess any specific patents for its products, as it believes differentiation is better assured by maintaining secrecy around its formulations and manufacturing processes.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $2,179,999.68

Number of Securities Sold: 4,577,092

Use of proceeds: Working capital, marketing, and inventory.

Date: February 18, 2022

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2020 was $1,653,896, up approximately 17% compared to fiscal year 2019 revenue of $1,373,558. eCommerce sales were up 28%, which was offset by a corresponding decrease in wholesale sales to our retail partners as a result of the pandemic. In addition, we saw a significant decrease in sales of our lip products as women were wearing masks in most parts of the country. We believe the end of the pandemic will lead to sales of more lip products, as well a resurgence of retail sales volume through the end of the year, particularly heading into the 2022 holiday season.

Cost of sales

Cost of sales increased somewhat faster than revenue, coming in at $453,972 for 2021. This was a result of increased shipping costs, particularly from the U.S. post office, as well as a decline in sales of Lip Whip, our highest-margin product.

Gross Margins

2021 gross profit of $1,199,924 yielded a gross profit margin of 73%, a decline of 5 basis points from our gross profit margin of 78% in 2020. We plan to implement targeted price increases in the spring of 2022 in order to offset the impact of higher shipping costs, and we believe we will see a resurgence of sales of our more profitable Lip Whip products as women return to the office and widespread mask-wearing comes to an end.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses, plastic offsets, and charitable giving. Expenses in 2021 increased to $1,789,434. Marketing expenses declined someone as we refined our eCommerce marketing programs. We did, however, see a 35% increase in salaries and benefits as we staffed up in order to support rapid scaling in 2022 and beyond.

Historical results and cash flows:

We believe long-term gross margins will be in the range of 70% to 75%, which will provide excellent financial leverage as revenue scales. We believe the Company has the ability to quickly move to breakeven, but we intend to increase our marketing and sales investment in 2022, which will continue to delay profitability in the short term. We believe the growth opportunity requires continued investment in order to realize maximum long-term revenue and profit.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $233,796.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: PayPal

Amount Owed: $105,041.00

Interest Rate: 10.0%

Maturity Date: November 03, 2022

The original balance was $125,000 with a fixed interest fee of $12,532. The loan is paid back over 52 weeks in equal weekly payments of $2,645.

Creditor: Seattle Bank

Amount Owed: $457,673.00

Interest Rate: 4.75%

Maturity Date: May 01, 2022

Interest rate is prime + 1.50%. The loan is backed by a personal guarantee from Kari Gran and Lisa Strain.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lisa Strain

Lisa Strain's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer and Director

Dates of Service: January 01, 2011 - Present

Responsibilities: Set the overall strategic direction for the company, establish budget and financial targets, and manage the team to deliver results. Lisa's salary is $100,000/year. She holds 5,400,000 common shares and 1,111,110 preferred shares in the company.

Name: Kari Gran

Kari Gran's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and Director

Dates of Service: January 01, 2011 - Present

Responsibilities: Develop product formulations, oversee manufacturing and shipping, and serve as the public face of the company. Kari's salary is $100,000/year. She holds 3,600,000 common shares in the company.

Name: Clark Kokich

Clark Kokich's current primary role is with LiveRamp. Clark Kokich currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Treasurer

Dates of Service: September 27, 2018 - Present

Responsibilities: Manage the capitalization of the company. Clark is an unpaid consultant, although he is the husband of Lisa Strain so indirectly has an interest in her ownership in the company.

Other business experience in the past three years:

Employer: LiveRamp

Title: Chairman, Board of Directors

Dates of Service: April 01, 2009 - Present

Responsibilities: Lead the Board of Directors

Other business experience in the past three years:

Employer: Periscope Equity

Title: Operating Partner

Dates of Service: June 01, 2021 - Present

Responsibilities: Advise the company on potential acquisition candidates.

Other business experience in the past three years:

Employer: Xembly

Title: Member, Board of Directors

Dates of Service: January 01, 2021 - Present

Responsibilities: Serve on the board of directors

Name: Laura Kirkland

Laura Kirkland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: eCommerce and Marketing Director

Dates of Service: January 01, 2019 - Present

Responsibilities: Develop and manage all website functions, including marketing the brand to customers. Laura is paid $130,000/year and holds 125,000 options in the company.

Name: Brent Turner

Brent Turner's current primary role is with President and Chief Operating Officer, Rover.com. Brent Turner currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: February 08, 2022 - Present

Responsibilities: Serve as the non-management independent member of the board of directors. Brent does not receive salary. He is compensated with 150,000 options. He also holds 69,767 preferred shares in the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Lisa Strain

Amount and nature of Beneficial ownership: 5,400,000

Percent of class: 40.99

Title of class: Preferred Stock

Stockholder Name: Lisa Strain

Amount and nature of Beneficial ownership: 1,111,110

Percent of class: 40.99

Title of class: Common Stock

Stockholder Name: Kari Gran

Amount and nature of Beneficial ownership: 3,600,000

Percent of class: 22.66

RELATED PARTY TRANSACTIONS

Name of Entity: Westlake Tower LLC

Names of 20% owners: Lisa Strain and Clark Kokich

Relationship to Company: Westlake Tower is owner of the building in which Kari Gran Inc maintains its headquarters, manufacturing, and shipping operations.

Nature / amount of interest in the transaction: Kari Gran pays Westlake Tower LLC $6,000 per month in order to lease approximately3,400 square feet of space.

Material Terms: The lease is at a fixed rate with no scheduled increases, running through December of 2024, with an optional one-year extension at the same rate.

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,389,610 of Common Stock.

Common Stock

The amount of security authorized is 20,893,759 with a total of 9,678,000 outstanding.

Voting Rights

The holders of Common Stock are entitled to one vote for each share of Common Stock held. Please see voting rights of securities sold in this offering below.

Material Rights

The total number of shares outstanding on a fully diluted basis,14,255,092 shares, includes 9,678,000 shares of Common Stock (which consists of 9,000 shares of Common Stock and 678,000 options and RSUs issued and outstanding) and 4,577,092 shares of Preferred Stock.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 4,577,092 with a total of 4,577,092 outstanding.

Voting Rights

Voting Rights: Series Seed Preferred have the number of votes on all matters presented to stockholders equal to the number of shares of Common Stock they can convert to. The holders of Series Seed Preferred will vote together with the Common Stock and not as a separate class on all matters except the following or as required by Delaware law. So long as at least 50% of the shares of Series Seed Preferred issued in connection with this offering are outstanding, the Company will not, without the approval of the holders of a majority of the Series Seed Preferred do the following: (i) alters or changes the rights, preferences or privileges of the Series Seed Preferred, (ii) increases or decreases the number of authorized shares of Series Seed Preferred, (iii) authorizes (by reclassification or otherwise) or issues any new class or series of shares (or any security exercisable for or convertible into such shares) having rights, preferences or privileges senior to or on parity with the Series Seed Preferred, (iv) amends the Company's Certificate of Incorporation or bylaws in any manner that adversely affects the Series Seed Preferred, (v) redeems or repurchases shares (excluding Common Stock repurchased at the lower of fair market value or cost upon termination of an officer, employee, director or consultant pursuant to a restricted stock purchase agreement), (vi) effects a corporate event or other transaction that constitutes a liquidation; or (vii) enter into or amend any transaction with any of the Company's executive officers, directors or their affiliates, other than those in the ordinary course of business, unless approved by the Board.

Material Rights

1,925,926 shares of Preferred Stock are designated as Series Seed-1 Preferred Stock and 2,651,166 shares of Preferred Stock are designated as Series Seed-2 Preferred Stock.

1x preference rights. Broad-based weighted average anti-dilution and standard Drag-along, Tagalong, ROFR, Co-Sale, Registration, and Conversion rights.

For additional details regarding the material rights of the Preferred Stock, please refer to the Fourth Amended and Restated Certificate of Incorporation attached as Exhibit F.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in Kari Gran Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beauty industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one business category, clean-beauty products. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other clean beauty companies. Our business growth depends on the market interest in Kari Gran over other similar products.

We are an early stage company and have not yet generated any profits

Kari Gran was formed in January of 2011and has not yet generated profits. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Kari Gran has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including supply of key ingredients, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in service on karigran.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on karigran.com could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Change in beauty trends

The Company has benefited by significant macro trends in the market, including a move to clean beauty, as well as the success of small, independent beauty brands. If these trends should change in the future, it may have a negative impact on the Company's business.

Loss of differentiation

The Company has enjoyed strong marketplace differentiation as a result of its proprietary formulations and processes. If at some time in the future other better-funded companies are able to duplicate these products, it may have a negative impact on the business.

Changing consumer trends

Plant-based oils are a growing segment of the beauty business, enjoying a growing acceptance within a wide range of consumer audiences. A change in these consumer preferences could have a negative impact on the business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Kari Gran Inc.

By /s/ *Lisa Strain*

  Name: Lisa Strain

  Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

KARI GRAN, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Kari Gran, Inc.
Seattle, Washington

We have reviewed the accompanying financial statements of Kari Gran, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 11, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	233,796	$	34,890
Acccount receivables, net		29,363		53,840
Inventories		159,036		201,275
Prepaids and other current assets		311		-
Total current assets		**422,506**		**290,005**
Property and equipment, net		56,374		59,764
Intangible assets		4,757		10,507
Total assets	$	**483,637**	$	**360,276**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	71,908	$	83,954
Current portion of loans and notes		562,714		22,272
Other current liabilities		5,386		6,004
Total current liabilities		**640,008**		**112,230**
Promissory notes and loans		-		202,351
Simple agreement for future equity (SAFEs)		-		-
Total liabilities		**640,008**		**314,581**
STOCKHOLDERS EQUITY				
Common stock		900		900
Series seed- 1 preferred stock		183		109
Series seed- 2 preferred stock		265		265
Additional paid in capital		2,148,766		1,740,005
Retained earnings/(Accumulated deficit)		(2,306,485)		(1,695,584)
Total stockholders' equity		**(156,371)**		**45,695**
Total liabilities and stockholders' equity	$	**483,637**	$	**360,276**

See accompanying notes to financial statements.

KARI GRAN INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ 1,653,896	$ 1,373,558
Cost of goods sold	453,972	305,365
Gross profit	1,199,924	1,068,193
Operating expenses		
General and administrative	1,129,338	842,960
Sales and marketing	660,096	700,062
Total operating expenses	1,789,434	1,543,022
Operating income/(loss)	(589,510)	(474,829)
Interest expense	21,511	24,279
Other loss/(income)	(119)	(119,106)
Income/(Loss) before provision for income taxes	(610,901)	(380,002)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (610,901)**	**$ (380,002)**

See accompanying notes to financial statements.

KARI GRAN INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common stocks		Series seed- 1 preferred stock		Series seed- 2 preferred stock		Additional paid in capital	Retained earnings/ (Accumulated deficit)	Total shareholder equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	9,000,000 $	900	- $	-	- $	-	$ 2,256	$ (1,315,582)	$ (1,312,426)
Issuance of stocks	-		1,092,593 $	109	2,651,166 $	265	$ 1,729,625		$ 1,730,000
Share-based compensation							8,123		$ 8,123
Net income/(loss)								(380,002)	$ (380,002)
Balance—December 31, 2020	9,000,000	900	1,092,593	109	2,651,166	265	1,740,005	$ (1,695,584)	$ 45,695
Issuance of stocks	-	-	740,740	74	-	-	399,926		400,000
Share-based compensation							8,835		8,835
Net income/(loss)								(610,901)	(610,901)
Balance—December 31, 2021	9,000,000 $	900	1,833,333 $	183	2,651,166 $	265	$ 2,148,766	$ (2,306,485)	$ (156,371)

See accompanying notes to financial statements.

KARI GRAN INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(610,901)	$	(380,002)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		3,390		3,675
Amortization of intangibles		5,750		5,750
Share-based compensation		8,835		8,123
Changes in operating assets and liabilities:				
Account receivables, net		24,477		16,189
Inventory		42,239		(68,428)
Prepaid expenses		(311)		-
Account payables		(12,046)		11,248
Other current liabilities		(618)		1,111
Net cash provided/(used) by operating activities		**(539,186)**		**(402,333)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		400,000		590,000
Borrowing on promissory notes and loans		338,092		224,623
Repayment of promissory notes and loans		-		(451,932)
Net cash provided/(used) by financing activities		**738,092**		**362,690**
Change in cash		198,906		(39,643)
Cash—beginning of year		34,890		74,533
Cash—end of year	**$**	**233,796**	**$**	**34,890**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	21,511	$	24,279
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Kari Gran Inc. was incorporated on September 27, 2018, in the state of Delaware. The financial statements of Kari Gran Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

Kari Gran Inc. is a skincare company that is built around a small number of essential, oil-based products that they personally researched, developed, and tested. All products are made using organic, naturally derived, wild harvested, and non-GMO ingredients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, assets, and packaging which are determined using a FIFO (First In, First Out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired, or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5-7 years
Leasehold Improvements	15-40 years

Intangible Assets

Company's intangibles include website design and development costs. It will be amortized over the expected period to be benefitted which may be as long as 10 years.

Income Taxes

Kari Gran Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with The Financial Accounting Standards Board (FASB) The Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale, and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its skincare products.

Cost of sales

Costs of goods sold include the cost of materials, ingredients, manufacturing, research, packaging, freight, and shipping.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $660,096 and $700,062, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 11, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. Accounting Standards Updates (ASU) 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Inventory Asset	130,637	149,982
Inventory Packaging	10,274	22,061
Inventory Raw Materials	18,125	29,232
Total Inventories	**$ 159,036**	**$ 201,275**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Furniture and Equipment	$	54,846	$	54,846
Leasehold Improvements		76,167		76,167
Property and Equipment, at Cost		**131,013**		**131,013**
Accumulated depreciation		(74,639)		(71,249)
Property and Equipment, Net	$	**56,374**	$	**59,764**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $3,390 and $3,675 respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2021		2020
Website Design & Developement	$	51,751	$	51,751
Intangible assets, at cost		**51,751**		**51,751**
Accumulated amortization		(46,993)		(41,243)
Intangible assets, Net	$	**4,757**	$	**10,507**

Amortization expenses for intangible assets for the fiscal year ended December 31, 2021, and 2020 were in the amount of $5,750 and $5,750 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ 4,757
2023	-
2024	-
2025	-
Thereafter	
Total	**$ 4,757**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares of common stock with par value of $0.0001. As of December 31, 2021, and December 31, 2020, 9,000,000 shares of common stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 1,842,593 shares of Series Seed-1 Preferred Stocks and 2,651,166 of Series Seed-2 Preferred Stocks, with $0.0001 par value. As of December 31, 2021, and December 31, 2020, 1,833,333 shares of Series Seed-1 Preferred Stocks and 2,651,166 of Series Seed-2 Preferred Stocks have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,400,000 shares of its common stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	275,000	$ 0.08	-
Granted	53,000		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	328,000	$ 0.08	8.07
Exercisable Options at December 31, 2020	328,000	$ 0.08	8.07
Granted	25,000	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	353,000	$ 0.08	7.07
Exercisable Options at December 31, 2021	353,000	$ 0.08	7.07

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $8,835 and $8,123, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PayPal Loan	$ 22,272	10.03%	Paid off							$ 6,304	$ 6,304	$ 22,272		$ 22,272
PayPal Loan	$ 125,000	10.03%	10/21/2021	10/21/2022	$ 3,785	$ 3,785	$ 105,041	$ -	$ 105,041					
Seattle Bank - Business Loan Agreement	$ 500,000	4.75%	12/28/2018	5/1/2022	$ 17,599	$ 17,599	$ 457,673		$ 457,673	$ 10,471	$ 10,471		$ 202,351	$ 202,351
Total					$ 21,384	$ 21,384	$ 562,714	$ -	$ 562,714	$ 16,775	$ 16,775	$ 22,272	$ 202,351	$ 224,623

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2022	$	562,714
2023		-
2024		-
2025		-
2026		-
Thereafter		-
Total	$	**562,714**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(167,998)	$	(134,878)
Valuation Allowance		167,998		134,878
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(608,018)	$	(440,020)
Valuation Allowance		608,018		440,020
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,158,625 and the Company had state net operating loss ("NOL") carryforwards of approximately $2,158,625. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

The Company is at one location in a building leased by Lisa Strain and Clark Kokich. Rent is paid monthly to Westlake Tower LLC at a rate of $6,000/month.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered operating lease for commercial real estate on December 14th, 2021, with WestLake Tower LLC for period of 36 months. As defined by the terms of lease, the commencement day should be January 1st, 2022, or such earlier or later date as provided in the contract. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 72,000
2023	72,000
2024	72,000
2025	-
Thereafter	-
Total future minimum operating lease payments	$ 216,000

Rent expenses were in the amount of $24,000 and $2,000 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 11, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

13.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $589,510, an operating cash flow loss of $539,186 and liquid assets in cash of $233,796, which is less than a year worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital, as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Lisa Strain, Principal Executive Officer of Kari Gran Inc., hereby certify that the financial statements of Kari Gran Inc. included in this Report are true and complete in all material respects.

Lisa Strain

Chief Executive Officer